東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 AUG 26 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 082-04837

August 18, 2008

[redacted]

08004483

SUPPL

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following English translation of the documents published by the Company in Japan.

July 8, 2008	Notice of Issuance of Euro Yen Callable (Net Share Settlement) Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015 and
July 9, 2008	Notice of Changes of Terms and Conditions of Issuance of Euro Yen Callable (Net Share Settlement) Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015.

PROCESSED
AUG 28 2008
THOMSON REUTERS

Yours truly,

Ken Takahashi

Encls.
cc: Promise Co., Ltd.

(Excerpt translation)

FILE NO. 82-4837

July 8, 2008

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai, President and Representative Director

Person to contact: Yasuhiko Katsumi, General Manager of Corporate Communications Dept.

(Code No. 8574, the first section of the Tokyo Stock Exchange)

Notice of Issuance of Euro Yen Callable (Net Share Settlement) Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015

Notice is hereby given that Promise Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on July 8, 2008, adopted a resolution to issue Euro Yen Callable (Net Share Settlement) Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015 (the "Bonds with Stock Acquisition Rights") in the aggregate paid-in amount of up to ¥60 billion (including ¥10 billion for a greenshoe option), as described below:

[Background of the issuance of the Bonds with Stock Acquisition Rights: Business strategy of the Company]

Since the inauguration of business in March 1962, the Company and its Group have engaged in the business of providing unsecured and unguaranteed small-lot loans to general consumers under its guiding spirit of "pursuing the ideal of ordinary people's financing and trying its limit". The Group has also set a goal of "evolving into a personal main bank" as its corporate vision (Promise Vision) to become an entity like a main bank that can give advice and support for each customer's financing and actively developed its systems and marketing policies from customers' perspectives, including products of improved convenience and security and systems to facilitate various consultations.

In 2004, the Company entered into a strategic business and capital alliance with Sumitomo Mitsui Financial Group, Inc. ("SMFG") and accordingly, in April 2005,

commenced business of unsecured loans to general consumers jointly with Sumitomo Mitsui Banking Corporation ("SMBC") and At-Loan Co., Ltd., a subsidiary of the Company. The business is growing steadily.

With regard to the consumer finance business, a core business of the Group, in December 2006, amendments to the Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (the "Capital Subscription Law"), the Interest Rate Restriction Law and the Money Lending Business Law (the current Money Lending Business Control and Regulations Law) were adopted and promulgated. As a result, the maximum interest rate set forth in the Interest Rate Restriction Law will be lowered to 20% per year by June 2010. In addition, under the Money Lending Business Control and Regulations Law, moneylenders will be prohibited to receive interest payments at rates higher than the maximum interest rate set forth in the Interest Rate Restriction Law (the concept of deemed valid payment of "voluntary interest" is eliminated). Furthermore, the amendments to the laws include the introduction of an upper limit on aggregate borrowings from all moneylenders by an individual over which moneylenders may not extend further loans, as well as stricter regulation and supervision of moneylender activities, including new entries. Thus, the amendments will have an enormous impact on the consumer finance industry that may even cause a sharp reduction in the amount of credit extended and a realignment of the industry in which many companies are forced to shut down. The number of voluntary interest repayment claims, which has seemed to be restrained, still remains large and the business condition facing the consumer finance industry are difficult.

Under these circumstances, to ensure a sufficient profit and build up a business and financial base stronger than competitors soon, in July 2007, the Company agreed with SANYO SHINPAN FINANCE CO., LTD. ("Sanyo Shinpan") on business integration in September 2007 and made it a subsidiary through a friendly takeover bid based on the agreement. Furthermore, on December 26, 2007, the Company made it a wholly-owned subsidiary. Both groups have been promoting the integration and concentration of their management resources and drastic cost restructuring, as well as reductions in maximum interest rates on loans to new customers and the improvement of the quality of their loan portfolios by stricter credit standards, in an effort to restructure their consumer finance business in preparation for the full implementation of the amendments to the laws. Additionally, both groups have taken advantage of know-how long nurtured in the consumer finance industry to leverage credit guarantee and servicing businesses to build up their revenue bases.

[Use of proceeds]

The net proceeds of the fund-raising will be applied principally towards the repayment by the Company of the remaining balance of the bridge loan facility relating to the acquisition of Sanyo Shinpan by the Company in September 2007.

[Relationships of the Company with SMFG and SMBC in the future]

The fund-raising may dilute the shareholdings of the existing shareholders, including SMBC. However, no change will occur in the business alliance of the Company with SMFG and SMBC and the Company will maintain good relationships with SMFG and SMBC. Both parties will, as strategic partners, continue to respond to customers' sound financial needs accurately and quickly through the integration of their respective brands, customer bases and know-how.

Summary of Euro Yen Callable (Net Share Settlement) Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015

1. Description:

Euro Yen Callable (Net Share Settlement) Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015 (the "Bonds with Stock Acquisition Rights", the "Bonds" when referring only to the Bonds, and "Stock Acquisition Rights" when referring only to the stock acquisition rights) to be issued by the Company in accordance with the Trust Deed (the "Trust Deed") entered into between the Company and BNY Corporate Trustee Services Limited (the "Trustee") as of July 24, 2008 (expected) (London time, the same applies hereinafter unless otherwise stated)

2. Certificates for the Bonds with Stock Acquisition Rights:

With regard to the Bonds with Stock Acquisition Rights, certificates representing the Bonds with Stock Acquisition Rights (the "Certificates for the Bonds with Stock Acquisition Rights") shall be issued. The Certificates for the Bonds with Stock Acquisition Rights shall be in registered form.

3. Quantity of the Certificates for the Bonds with Stock Acquisition Rights:

The quantity of the Certificates for the Bonds with Stock Acquisition Rights shall be 5,000; provided, however, that in the event that any additional Bonds with Stock Acquisition Rights are issued upon exercise of the Option granted to Goldman Sachs International as set forth in Section 12 below, the quantity of the Certificates for the Bonds with Stock Acquisition Rights shall increase up to 6,000.

A Global Bond with Stock Acquisition Rights representing the aggregate amount of the Bonds with Stock Acquisition Rights shall be issued until the definitive Certificates for the Bonds with Stock Acquisition Rights are issued. In the event that any Certificate for the Bonds with Stock Acquisition Right is lost, stolen or destroyed, a replacement Certificate for the Bonds with Stock Acquisition Rights may be issued subject to adequate certification and indemnity.

4. Issue price (offer price) of the Bonds with Stock Acquisition Rights:

102.5% of the principal amount of each Bond

5. Matters concerning the Bonds:

(1) Aggregate issue prices (aggregate principal amount) of the Bonds:

Total of ¥50,000,000,000, the aggregate principal amount of the Bonds related with the Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the Option granted to Goldman Sachs International as set forth in Section 12 below and the aggregate principal amount of replacement

Certificates for the Bonds with Stock Acquisition Rights that may be issued subject to adequate certification and indemnity

(2) Principal amount of each Bond:

¥10,000,000. However, in the event that a Global Bond representing the aggregate amount of the Bonds with Stock Acquisition Rights shall be issued as set forth in Section 3 above, the principal amount shall be the aggregate principal amount of the Bonds related with the Bonds with Stock Acquisition Rights represented by the Global Bond with Stock Acquisition Rights.

(3) Paid-in amount of each Bond:

100% of the principal amount of each Bond

(4) Payment date and issue date of the Bonds:

July 24, 2008

(5) Redemption of the Bonds at maturity:

The Bonds shall be redeemed at 100% of their principal amount on July 24, 2015 (Maturity Date).

(6) Early redemption of the Bonds:

(A) Early redemption at the option of the Company:

(i) Early redemption by Clean-up clause:

The Company may, having given not less than 30 nor more than 60 days' prior notice to the holders of the Bonds with Stock Acquisition Rights (the "Bondholders") (which notice shall be irrevocable), redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount on the date fixed for such redemption, if at any time prior to the date upon which such notice is given, the outstanding principal amount of the Bonds is less than 10% of the aggregate principal amount of the Bonds as of the date of issue thereof.

(ii) Early redemption for taxation reasons:

The Company may at any time at its option, having given not less than 30 nor more than 60 days' prior notice (the "Tax Redemption Notice") to the Bondholders in accordance with the procedure set forth in the terms and conditions of the Bonds (the "Conditions") (which notice shall be irrevocable), redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount on the date fixed for such redemption (the "Tax Redemption Date"), if the Company satisfies the Trustee immediately prior to the giving

of the Tax Redemption Notice that (i) it has or will become obliged to pay Additional Amounts as provided or referred to in Section 7 (1) hereof as a result of any change in taxation of Japan, and (ii) such obligation cannot be avoided by the Company taking reasonable measures available to it; provided that no Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such Additional Amounts were a payment in respect of the Bonds then due.

If the Company shall have given a Tax Redemption Notice, and if the outstanding principal amount of the Bonds at the time when such Tax Redemption Notice is given is 10% or more of the aggregate principal amount of the Bonds as of the date of issue thereof, each holder of the Bonds will, having given no later than 20 days' notice prior to the Tax Redemption Date, have the right to elect that its Bonds shall not be redeemed. In such case, payment of all amounts due on such Bonds thereafter shall be made without being obliged to pay Additional Amounts as provided or referred to in Section 7 (1) hereof and subject to the withholding of, or deduction for or on account of, Japanese taxes, duties, assessments and governmental charges.

(iii) Early redemption by the Company due to corporate reorganization:

Upon or following the occurrence of a Corporate Event (as defined below), the Company may, having given not less than 14 business days' notice to the Bondholders prior to the early redemption date, redeem all, but not some only, of the Bonds then outstanding at a redemption price set out below on the date (the "Corporate Event Redemption Date") specified for redemption in such notice (such Corporate Event Redemption Date shall be a date falling on or prior to the day on which a corporate reorganization ("Corporate Reorganization") proposed in the relevant Corporate Event occurs, in principle).

The redemption price applicable to the redemption set forth above shall be calculated in a specified method by reference to the redemption date and the parity of the Bonds to reflect the value of the Bonds as of the date of the redemption which shall take into consideration the interest rate, the price of shares of common stock of the Company (the "Shares"), the volatilities and other market trends at the time of the determination of the Conversion Price set forth in Section 6 (5) (C) below. The minimum redemption price to be determined in such specified method shall be 100% of the principal amount of each Bond and the maximum redemption price shall be 200% of the principal amount of each Bond. The particulars of the method shall be determined by President and Representative Director of the Company Hiroki Jinnai or Director and Managing Executive Officer Tetsu Suzuki pursuant to the

authorization of the Board of Directors of the Company for the issuance of the Bonds, simultaneously upon the determination of the Conversion Price set forth in Section 6 (5) (C) below.

"Corporate Events" collectively refer to (i) the passing of a resolution at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Company) for any consolidation or amalgamation (*shinsetsu gappei*) of the Company with, or merger (*kyushu gappei*) of the Company into, any other corporation (other than a consolidation, amalgamation or merger in which the Company is the continuing corporation), (ii) the passing of a resolution at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Company) for the transfer of all or substantially all of the business of the Company to another corporation (only where the Company's obligations under the Bonds are to be transferred to or assumed by the corporation), (iii) the passing of a resolution at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Company) for any corporate split (*shinsetsu bunkatsu*) plan or any corporate split (*kyushu bunkatsu*) agreement (only where the Company's obligations under the Bonds are to be transferred to or assumed by the corporation which is the counterparty to such corporate split plan or agreement), (iv) the passing of a resolution at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Company) for any share exchange (*kabushiki-kokan*) or share transfer (*kabushiki-iten*) for the Company to become a wholly-owned subsidiary of another corporation, and (v) the passing of a resolution at a general meeting of shareholders of the Company (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Company) for any other Corporate Reorganization then provided for under Japanese law (only where the obligations under the Bonds are proposed to be transferred to or assumed by another corporation).

(B) Early redemption by delisting, etc.:

If (i) as a result of any offer made by parties (the "Offeror") other than the Company in accordance with the Financial Instruments and Exchange Law to acquire all or a portion of the Shares, and (ii) the Offeror acquires a number of Shares such that the Shares will cease to be listed, quoted or dealt in on the Relevant Stock Exchange (to be defined in Section 6 (10) below; the same applies hereinafter) or will be disqualified from such listing, quotation or dealing, as a result of the acquisition of Shares pursuant to the offer, assuming that the number of

Shares held by the Offeror immediately after the settlement of the tender offer and the number of Shares then held by other parties stipulated in the applicable delisting rule, to the extent available to the Company, will not change until the following end of the Fiscal Period, then the Company shall give notice to the Bondholders, as soon as practicable but within 14 days after the first settlement date of the Shares by the offer, to redeem all, but not some only, of the Bonds then outstanding at the redemption price calculated in a method similar to that for the redemption set forth in item (A) (iii) above (the minimum redemption price to be determined in such specified method shall be 100% of the principal amount of each Bond and the maximum redemption price shall be 200% of the principal amount of each Bond), on the redemption date specified in such notice (which shall be a date falling not earlier than 14 Tokyo Business Days, nor later than 30 Tokyo Business Days, from the date of such notice).

Notwithstanding the foregoing, if the Company or the Offeror states in the relevant tender offer registration statement or any amendment thereto, or otherwise publicly announces, that it intends to effect a Corporate Reorganization after the date of acquisition of any Shares pursuant to the offer, then the Company's obligation to redeem the Bonds under this item (B) shall not apply, unless such Corporate Event does not occur prior to the earlier of (i) the decision of the delisting by the Relevant Stock Exchange and (ii) 180 days after the first settlement date, in which case the Company shall, upon giving notice to the Bondholders, as soon as practicable but within 14 days after the said earlier day, redeem all, but not some only, of the Bonds then outstanding at the redemption price set out above, on the date specified for redemption in such notice (which shall be a date falling not earlier than 14 Tokyo Business Days, nor later than 30 Tokyo Business Days, from the date of such notice).

(C) Squeezeout redemption:

Upon or after the passing of a resolution at a general meeting of shareholders of the Company approving its acquisition of all of the outstanding Shares after the amendment of its articles of incorporation to change the Shares into callable Shares (*zenbushutokujoko tsuki shurui kabushiki*) (a "Squeezeout Event"), the Company shall give notice to the Bondholders, as soon as practicable but within 14 days after the date on which the Squeezeout Event occurs to redeem all, but not some only, of the Bonds then outstanding at the redemption price calculated in a method similar to that for the redemption set forth in item (A) (iii) above (the minimum redemption price to be determined in such specified method shall be 100% of the principal amount of each Bond and the maximum redemption price shall be 200% of the principal amount of each Bond), on the date (the "Squeezeout Redemption Date") specified for redemption in such notice (which shall be a date falling not earlier than 14 Tokyo Business Days, nor later than 30 Tokyo Business Days, from the date of such notice and in any event before the effective

date of the acquisition of the Shares with respect to the Squeezeout Event).

(D) Early redemption at the option of the Bondholders:

The holder of any Bond is entitled, at its option, to require the Company to redeem such Bond on (i) July 24, 2013 at 105% of its principal amount, or (ii) on the date which is five Tokyo Business Days prior to a Corporate Event Effective Date at the redemption price calculated in a method similar to that for the redemption set forth in item (A) (iii) above (the minimum redemption price to be determined in such specified method shall be 100% of the principal amount of each Bond and the maximum redemption price shall be 200% of the principal amount of each Bond) (each of (i) and (ii) above, a "Bondholders' Optional Redemption Date") provided that, (ii) above shall not apply to the assumption by any New Obligor (to be defined below) of the obligations under the Bonds and a Holding Company Event (an "Exempted Holding Company Event") to which only the Company, its subsidiaries and/or affiliates shall be subject on the day on which a Corporate Event is first proposed. To exercise such option, the holder of such Bond shall deposit at the specified office of the Paying Agent for the Bonds set forth in paragraph (12) below, a notice of redemption in the specified form, together with the Certificate in respect of such Bond by giving not less than 30 days prior to the relevant Bondholders' Optional Redemption Date. Such notice may only be revoked or withdrawn with the consent in writing of the Company.

(7) Purchase and cancellation:

The Company and/or any of its Subsidiaries may at any time purchase any Bonds.

The Company may, at any time at its option (if the Bonds are purchased by any of its Subsidiaries, after the surrender of such purchased Bonds by the Subsidiary for cancellation), cancel the Bonds in respect of such purchased Bonds with Stock Acquisition Rights and simultaneously upon the cancellation, the Stock Acquisition Rights related with the Bonds with Stock Acquisition Rights shall cease to be exercisable pursuant to Section 6 (8) below and consequently extinguish.

(8) Compulsory redemption due to defaults, etc.:

In the event of default of obligations concerning the Trust Deed or the Bonds, or in any such event as is described in the Conditions, all of the Bonds then outstanding shall become due and payable and the Company shall immediately redeem the Bonds at 100% of the principal amount of the Bonds after receipt by the Company of a written notice from the Trustee containing a declaration of default as stipulated in the Conditions.

(9) Place of redemption:

The specified place of business of the Paying Agent for the Bonds outside of Japan set forth in Paragraph (12) below.

(10) Interest rate of the Bonds:

The Bonds shall bear no interest.

(11) Interest payment method and due dates:

Not applicable.

(12) Paying Agent related with the Bonds with Stock Acquisition Rights:

Sumitomo Mitsui Banking Corporation Europe Limited

(13) Security or guarantee of the Bonds:

Not applicable.

6. Matters concerning the Stock Acquisition Rights:

(1) Aggregate number of Stock Acquisition Rights to be issued:

Total of 5,000 rights and the number obtained by dividing by ¥10,000,000 the aggregate principal amount of the Bonds related with the Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the Option granted to Goldman Sachs International as set forth in Section 12 below, as well as the number obtained by dividing by ¥10,000,000 the aggregate principal amount of the Bonds related with the substitute Certificates for Bonds with Stock Acquisition Rights that may be issued against appropriate evidence and indemnity for lost, stolen or destroyed Certificates for Bonds with Stock Acquisition Rights.

(2) Number of Stock Acquisition Rights to be attached with each Bond:

One Stock Acquisition Right shall be attached with each Bond.

(3) Cash to be paid upon the issuance of the Stock Acquisition Rights:

Any subscriber for the Stock Acquisition Rights shall be required to pay no cash upon the issuance of the Stock Acquisition Rights.

(4) Allocation date of the Stock Acquisition Rights:

July 24, 2008

(5) Class of shares to be issued or transferred upon exercise of the Stock Acquisition Rights and the method of calculation of the number thereof:

(A) Class:

Shares of common stock of the Company (the "Shares")

(B) Number:

The number of Shares to be newly issued by the Company or in lieu thereof, transferred out of the Shares held by the Company (the issuance or transfer of Shares will be referred to as "delivery" of Shares hereinafter) upon the exercise of the Stock Acquisition Rights shall be the number obtained by dividing the aggregate principal amount of the Bonds related with the Stock Acquisition Rights exercised by the Conversion Price indicated in Items (C) and (D) below. Provided, however, that any fraction less than one share arising from the exercise thereof shall be disregarded and no cash adjustment shall be made, and that any less-than-one-unit shares arising from the exercise of the Stock Acquisition Rights shall be deemed to be applied for a purchase of less-than-one-unit shares stipulated in the Corporation Law (2005 Law No. 86) (the "Corporation Law") and cash adjustment shall be made accordingly.

(C) The initial Conversion Price shall be determined by President and Representative Director of the Company Hiroki Jinnai or Director and Managing Executive Officer Tetsu Suzuki pursuant to the authorization of the Board of Directors of the Company for the issuance of the Bonds on the day on which a meeting of the Board of Directors shall be held therefor or the next following day (both, Japan time), taking into account the status of demands of investors and other market movements figured out by book building of the Bonds in accordance with the market practices in the Euro market; provided, however, that the initial Conversion Price shall not fall below 100% of the closing price of the Shares immediately preceding the conclusion of the Subscription Agreement to be concluded between the Company and the Manager set forth in Section 12 below.

(D) In case that the Company issues the Shares or disposes of the Shares held by the Company at a paid-in amount below the market price (as defined in the Conditions of the Bonds; the same applies hereinafter) thereof after the issuance of the Bonds with Stock Acquisition Rights (excluding cases of exercise of Stock Acquisition Rights and exercise of call options with regard to callable shares), the Conversion Price shall be adjusted in accordance with the following formula. The "number of shares already issued" shall mean the aggregate number of issued Shares (excluding the Shares held by the Company).

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Newly issued shares/disposed shares} \times \text{Issue/disposal amount per share}}{\text{Market price}}}{\text{Number of shares already issued} + \text{Number of newly issued shares/disposed shares}}$$

Further, in the case of a stock split (including free allotment) or consolidation of the Shares, issuance of stock acquisition rights (including those attached to the bonds with stock acquisition rights) which may request the delivery of the Shares at a price below the market price thereof, or certain other events, the Conversion Price shall be adjusted appropriately.

(6) Description and amount of the asset to be contributed upon exercise of the Stock Acquisition Rights and the method of calculation thereof:

(A) Upon exercise of each Stock Acquisition Right, each Bond in respect of each such Stock Acquisition Right shall be contributed.

(B) The amount of each such Bond to be contributed upon exercise of each Stock Acquisition Right shall be equal to the principal amount of such Bond.

(7) Reason for no cash payment required upon exercise of the Stock Acquisition Rights:

The Bonds and the Stock Acquisition Rights are closely connected, i.e., the Stock Acquisition Rights are attached with the Convertible-Bonds-Type Bonds with Stock Acquisition Rights and may not be separately traded from the Bonds, the Stock Acquisition Rights shall be exercisable upon contribution of the Bonds and the exercise period of the Stock Acquisition Rights shall expire as a result of early redemption of the Bonds and accordingly the Stock Acquisition Rights shall extinguish. In addition, the Company has taken into consideration the conceptual economic value underlying the Stock Acquisition Rights based on the initial Conversion Price to be determined as set forth in paragraph (5) (C) above and the economic value to be generated to the Company by the terms of issuance, including the interest rate and the paid-in amount, upon the issuance of the whole Bonds with Stock Acquisition Rights as the Bonds shall be attached with Stock Acquisition Rights. Hence, the issue price of the Stock Acquisition Rights is determined to be free of charge.

(8) Exercise period of the Stock Acquisition Rights:

The Stock Acquisition Right may be exercised at any time during the period from and including the earlier to occur of (i) the date on which the Company first gives notice to the holders of Shares of a proposed Corporate Event (excluding any proposed Exempted Holding Company Event) (or, if no such notice is required, the date on which the Company makes the first public announcement of the terms of a proposed Corporate Event) according to the

special agreement set forth in Section 7 (3) below and (ii) June 1, 2015 (the "Conversion Commencement Date") up to, and including, the close of business of the Exercise Agent set forth in Section 8 (1) (at the place where the Stock Acquisition Right is to be exercised) on July 16, 2015, (i) if the relevant Bond shall have been called for redemption pursuant to Section 5 (6) (A) (i) or (ii) (unless the holder of such Bond has elected that such Bond shall not be redeemed pursuant to Section 5 (6) (A) (ii)), then up to the close of business of the Exercise Agent set forth in Section 8 (1) (at the place as aforesaid) on the third Tokyo Business Day prior to the date fixed for redemption thereof, (ii) if the Bonds shall become due to be redeemed pursuant to Section 5 (6) (A) (iii), Section 5 (6) (B) or Section 5 (6) (C), then up to the close of business of the Exercise Agent set forth in Section 8 (1) (at the place as aforesaid) on the third Tokyo Business Day prior to the date fixed for redemption thereof, (iii) if the relevant Bond shall become due to be redeemed pursuant to Section 5 (6) (D), then up to the time when the relevant notice of redemption is deposited at the specified office of the Paying Agent set forth in Section 5 (12) pursuant to the Conditions of the Bonds, (iv) if such Bond shall have been purchased by the Company or a Subsidiary and cancelled by the Company pursuant to Section 5 (7), then up to the time when such Bond is so cancelled, or (v) if such Bond shall become due and repayable pursuant to the Conditions of the Bonds, then up to the time when such Bond becomes so due and repayable; provided that (x) in no event shall the Stock Acquisition Right be exercised before the Conversion Commencement Date or after July 16, 2015, and (y) the Stock Acquisition Rights may not be exercised for the period from (and including) the 15th calendar day falling after (and excluding) the day on which the Company first delivers an Acquisition Notice set forth in Section 10 below to Bondholders to and including the Acquisition Option Date set forth in Section 10 below, and (z) the Stock Acquisition Right may not be exercised for such period as may be designated by the Company, which period may not exceed 30 days, before a date which falls prior to the 14th day after the Corporate Event Effective Date if the Company reasonably determines that such suspension is necessary in order to consummate the grant of New Stock Acquisition Rights (to be defined in Section 7 (3) below) by the New Obligor upon a Corporate Event. The Company shall give the Bondholders and the Trustee a notice of the determination and period referred to in (z) above at least 30 days prior to the commencement of such period.

(9) Conditions for the exercise of the Stock Acquisition Rights:

No Stock Acquisition Right may be exercised in part.

(10) Terms of acquisition of Stock Acquisition Rights:

The Company may, having given not less than 45 nor more than 60 days' prior notice (the "Acquisition Notice") to the Bondholders, acquire from the Bondholders all, but not some only, of the Bonds outstanding on the date (the "Acquisition Option Date") fixed for such acquisition in the Acquisition Notice and all such Bonds shall be deemed to be so acquired by the Company on the Acquisition Option Date, provided that, (i) the Acquisition Option Date may not be earlier than July 24, 2011 and not later than July 15, 2015 (both

days inclusive), and (ii) the Company may only specify an Acquisition Option Date falling between July 24, 2011 and April 30, 2015 (each inclusive) if the closing price (regular way) of the Shares (the "Closing Price of the Shares") on each of the 20 consecutive Trading Days, the last Trading Day of which occurs not more than five Trading Days prior to the date on which the Acquisition Notice is first given to Bondholders, is equal to or more than 130% of the Conversion Price then in effect on such Trading Days. In such case, the Company shall, (i) as consideration for the Bonds (excluding the Stock Acquisition Rights) acquired by the Company, on the Acquisition Option Date, pay an amount equal to 100% of the principal amount of the Bonds, and (ii) as consideration for the Stock Acquisition Rights acquired by the Company, with effect as of the Acquisition Option Date, issue or deliver the Acquisition Shares (as defined below), if any, to the Bondholders, and as soon as practicable after the Acquisition Option Date, pay the Acquisition Cash Amount (as defined below) due with respect to the Acquisition Shares comprising Non-unit Shares, if any, in each case, to the Bondholders. If the Shares are not listed on any Relevant Stock Exchange on the Acquisition Option Date, the Acquisition Notice shall be treated as null and void and Section 5 (6) (B) shall apply. The Company shall cancel the Bonds so acquired in accordance with the Conditions of the Bonds.

"Trading Day" means, in respect of the Shares or the shares of common stock of the New Obligor, be a day on which the Relevant Stock Exchange (as defined below) is open for business, but does not include a day when no last selling price (regular way) for the Shares or the shares of common stock of the New Obligor is reported.

"Relevant Stock Exchange" means Tokyo Stock Exchange, Inc. or, if at the relevant time the Shares or the shares of common stock of the New Obligor (as the case may be) are not listed on Tokyo Stock Exchange, Inc., the principal stock exchange or securities market on which the Shares or the shares of common stock of the New Obligor (as the case may be) are listed.

"Acquisition Shares" means such number of Shares (excluding any Non-unit Shares) per Bond, if any, calculated by dividing (i) the amount (as long as it is positive) by which the Conversion Value (as defined below) exceeds the principal amount of each Bond by (ii) the Average VWAP per Share, provided that fractions of a Share shall be disregarded and no adjustment or cash payment will be made in respect thereof, provided further that, if during the period from but excluding the last day of the Relevant VWAP Period to but excluding the Acquisition Option Date, any event shall occur which gives rise to an adjustment to the Conversion Price as set forth in paragraph (5) (D) above, the number of the Acquisition Shares shall be adjusted in an appropriate manner.

"Conversion Value" means the yen amount per Bond calculated in accordance with the formula below:

$$\frac{\text{Principal Amount of the Bond}}{\text{Last Day Conversion Price}} \times \text{Average VWAP per Share}$$

"Relevant VWAP Period" means the 20 consecutive Trading Days beginning on the 5th Trading Day from, but excluding, the date on which the Company gives the Acquisition Notice to the Bondholders.

"Average VWAP per Share" means the average of the Volume Weighted Average Prices ("VWAP") of the Shares reported by the Relevant Stock Exchange on each of the Trading Days during the Relevant VWAP Period. If during the Relevant VWAP Period, any event shall occur which gives rise to an adjustment to the Conversion Price as set forth in paragraph (5) (D) above, the Average VWAP per Share shall also be adjusted in an appropriate manner.

As used in this paragraph (10), "Acquisition Cash Amount" means the amount to be paid or caused by the Company to be paid to the holder of the relevant Bonds in respect of those Acquisition Shares comprising Non-unit Shares, at the aggregate Market Value thereof.

(11) Capital and capital reserve to be increased upon the issuance of shares upon exercise of the Stock Acquisition Rights:

(A) The amount of capital to be increased upon the issuance of shares upon exercise of the Stock Acquisition Rights shall be one-half of the "maximum capital and other increase amount", as calculated pursuant to Article 40, paragraph 1 of the Rules of Account Settlement of Corporations, with any fraction less than one yen resulting from such calculation to be rounded upward to the nearest one yen.

(B) The amount of capital reserve to be increased upon the issuance of shares upon exercise of the Stock Acquisition Rights shall be an amount obtained by subtracting from the maximum capital and other increase amount set forth in item (A) above, the amount of capital to be increased under item (A) above.

(12) Effect of exercise of the Stock Acquisition Rights:

The exercise of the Stock Acquisition Rights shall be deemed to have been made at 11:59 p.m. on the date on which the Certificate(s) for the Bonds with Stock Acquisition Rights and any other document necessary for the exercise thereof are deposited with the Exercise Agent mentioned in Section 8 (1) below and all other conditions necessary for the exercise of the Stock Acquisition Rights are satisfied, and shall become effective at such time (such time in Japan being the next calendar day).

7. Special agreements:

(1) Additional payment:

If any withholding of, or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature

imposed or levied by or on behalf of Japan, or any authority therein or thereof having power to tax is required by law with regard to payments by the Company in respect of the Bonds, the Company will, subject to the Conditions of the Bonds, pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts received by the Bondholders after such withholding or deduction shall equal the amounts which would have been receivable in respect of the Bonds in the absence of such withholding or deduction, except for certain events.

(2) Negative pledge:

So long as any of the Bonds remains outstanding, the Company will not, and will procure that no Principal Subsidiary (as defined in the Conditions of the Bonds; the same applies hereinafter) will, create or permit to subsist any mortgage, charge, pledge or other security interest for the benefit of the holders of any Relevant Debt (as defined below) upon the whole or any part of the Company's or such Principal Subsidiary's property or assets, present or future, to secure (A) payment of any sum due in respect of any Relevant Debt or (B) any payment under any guarantee of any Relevant Debt or (C) any payment under any indemnity or other like obligation in respect of any Relevant Debt, without in any such case at the same time according or procuring to be accorded to the Bonds, (x) to the satisfaction of the Trustee, the same security as is granted to or subsists in respect of such Relevant Debt or such guarantee, indemnity or other like obligation or (y) such other security or guarantee as the Trustee may in its absolute discretion deem to be not materially less beneficial to the interests of the Bondholders or as shall be approved by an Extraordinary Resolution at a meeting of the Bondholders.

As used herein, "Relevant Debt" means any bonds, debentures, notes or other similar securities of the Company or any person with a stated maturity of more than one year from the creation thereof and which:

(A) either are by their terms payable, or confer a right to receive payment, in any currency other than yen, or are denominated in yen and more than 50 per cent, of the aggregate principal amount thereof is initially distributed outside Japan by or with the authorisation of the Company or such Principal Subsidiary, as the case may be; and

(B) are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any financial instruments exchange or over-the-counter or other similar securities market outside Japan.

(3) Special agreement upon Corporate Event by the Company:

In the case of a proposal for a Corporate Event by the Company, the Company shall give notice to the Trustee in writing and to the Bondholders in accordance with the Conditions of the Bonds of the proposed Corporate Event at the same time as it gives notice to the holders of Shares (or, if no such notice is required, promptly after the first public announcement of the terms of such proposed Corporate Event) and, as soon as practicable thereafter, of its

proposals in relation to the Bonds (including the Stock Acquisition Rights). Such notice shall specify the anticipated Corporate Event Effective Date and set out the early redemption at the option of Bondholders set forth in Section 5 (6) (D) above if applicable. Upon the occurrence of a Corporate Event to the Company, the Company shall forthwith give a further notice to the Trustee in writing and to the Bondholders in accordance with the Conditions of the Bonds of that fact and the anticipated effective date of the transaction and, if such anticipated effective date is changed or fixed, a further notice to such effect shall be given in the same manner.

If a Corporate Event occurs to the Company, the Company shall (unless the Bonds have been redeemed prior to the relevant Corporate Event Effective Date) cause the New Obligor to be substituted as the principal obligor under the Bonds and the Trust Deed pursuant to the Conditions of the Bonds, and for the grant of the New Stock Acquisition Rights in relation to the Bonds in place of the Stock Acquisition Rights. In such case, the Company shall also ensure that the shares of common stock of the New Obligor will be listed on any financial instruments exchange in Japan on the relevant Corporate Event Effective Date.

"New Obligor" refers collectively to a corporation that shall survive or be formed following a Merger Event, a corporation to which the assets of the Company shall be transferred, another corporation that shall assume the obligations of the Company under the Bonds for any consolidation or amalgamation (*shinsetsu gappei*) or merger (*kyushu gappei*), another corporation of which the Company shall become a wholly-owned subsidiary by way of share exchange (*kabushiki-kokan*) or share transfer (*kabushiki-iten*) and another corporation that shall assume the obligations of the Company under the Bonds upon any other Corporate Event.

(4) Grant of New Stock Acquisition Rights by New Obligor set forth in paragraph (3) above shall be subject to the following conditions:

(A) Number of the New Stock Acquisition Rights of the New Obligor to be granted:

Equal to the number of the Stock Acquisition Rights held by the holders of the Bonds outstanding immediately prior to the relevant Corporate Event Effective Date

(B) Class of shares to be issued or transferred upon exercise of the New Stock Acquisition Rights:

Shares of common stock of the New Obligor

(C) Number of shares to be issued or transferred upon exercise of New Stock Acquisition Rights:

The number of shares of the New Obligor to be issued or transferred upon exercise of the New Stock Acquisition Rights shall be determined

by reference to these Conditions taking into account the terms of the transaction contemplated under the relevant Corporate Event, and pursuant to items (i) and (ii) below. The Conversion Price shall be subject to adjustments similar to those under Section 6 (5) (D) above.

(i) In the case of a consolidation, amalgamation or merger or a share exchange or share transfer, the conversion price for the New Stock Acquisition Rights shall be such that the holder of a New Stock Acquisition Right would upon its exercise immediately after the Corporate Event Effective Date receive the number of shares of common stock of the New Obligor (the "Number of Deliverable Shares") receivable upon the relevant Corporate Event by a holder of the number of Shares (such number being the "Number of Held Shares") which a holder of a Stock Acquisition Right would have received had such Stock Acquisition Right been exercised immediately prior to the relevant Corporate Event Effective Date. If securities (other than shares of common stock of the New Obligor) or other property shall be delivered to such holder of the Number of Held Shares upon the taking effect of the relevant Corporate Event, such number of shares of common stock of the New Obligor, as is calculated by dividing the fair market value of such securities or properties delivered to such holder of the Number of Held Shares by the New Obligor Current Market Price per Share (as defined in the Conditions of the Bonds), such fair market value to be determined by the Company, shall form part of the Number of Deliverable Shares, provided that in determining such fair market value, the Company shall consult with an Independent Financial Adviser (as defined in the Conditions of the Bonds; the same applies in this item (C) hereinafter) and shall take fully into account the advice of the Independent Financial Adviser; or

(ii) In the case of any other Corporate Event, the conversion price for the New Stock Acquisition Rights would be such that the holder of a New Stock Acquisition Right shall upon its exercise immediately after the Corporate Event Effective Date receive an equivalent economic interest to be determined by the Company as that which a Bondholder would have received upon exercise of the Stock Acquisition Right immediately before the relevant Corporate Event Effective Date, provided that in determining such equivalent economic interest, the Company shall consult with an Independent Financial Adviser and shall take fully into account the advice of such Independent Financial Adviser.

(D) Description of the asset to be contributed upon exercise of New Stock Acquisition Rights and the amount or the calculation method thereof:

Upon the exercise of each New Stock Acquisition Right, the relevant Bond shall be deemed to be acquired by the New Obligor as a capital contribution in kind by the relevant Bondholder at the price equal to the principal amount of the Bond.

(E) Exercise period of the New Stock Acquisition Rights:

The New Stock Acquisition Rights may be exercised at any time during the period from and including, the later of the relevant Corporate Event Effective Date and the date of grant of New Stock Acquisition Rights in accordance with the agreement set forth in item (3) above (or in the case of an Exempted Holding Company Event, the Conversion Commencement Date set forth in Section 6 (8) above) up to, and including the last day of the Exercise Period of the Stock Acquisition Rights set forth in Section 6 (8) above.

(F) Other conditions for the exercise of the New Stock Acquisition Rights:

No New Stock Acquisition Right may be exercised in part.

(G) Acquisition of the New Stock Acquisition Rights:

To be determined substantially in the same manner as described in Section 6 (10) above.

(H) Capital and capital reserve to be increased upon the issuance of shares upon exercise of the New Stock Acquisition Rights:

(i) The amount of capital to be increased upon the issuance of shares upon exercise of the New Stock Acquisition Rights shall be one-half of the "maximum capital and other increase amount", as calculated pursuant to Article 40, paragraph 1 of the Rules of Account Settlement of Corporations, with any fraction less than one yen resulting from such calculation to be rounded upward to the nearest one yen.

(ii) The amount of capital reserve to be increased upon the issuance of shares upon exercise of the New Stock Acquisition Rights shall be an amount obtained by subtracting from the maximum capital and other increase amount set forth in sub-item (i) above, the amount of capital to be increased under sub-item (i) above.

(I) Subsequent Corporate Event:

To be determined substantially in the same manner as described in paragraph (3) above and this paragraph (4).

(J) Others:

Fractions of a share of common stock of the New Obligor will not be issued upon exercise of any New Stock Acquisition Rights and no adjustment or cash payment will be made in respect thereof. If the New Obligor adopts the unit share system, the New Obligor may pay or cause to be paid in yen to, or to the order of, each Bondholder who

receives a number of shares not constituting a unit of shares or an integral multiple thereof upon exercise of the New Stock Acquisition Rights, a cash payment as if the right to request a purchase of less-than-one-unit shares under the Corporation Law were exercised. The holder of the Bonds as of the Corporate Event Effective Date may not transfer such Bonds separately from the New Stock Acquisition Rights. In cases where such restriction on transfer of the Bonds would not be effective under the then applicable law, a stock acquisition right incorporated in a bond equivalent to the Bond may be issued to the holder of each Bond outstanding immediately prior to the Corporate Event Effective Date in place of the Stock Acquisition Right and the Bond.

8. Exercise Agent, Custodian and Registrar:

(1) Exercise Agent:

Sumitomo Mitsui Banking Corporation Europe Limited

(2) Custodian:

Sumitomo Mitsui Finance Dublin Limited

(3) Registrar:

The Bank of New York

9. Restriction on request for conversion to bearer Certificates for Bonds with Stock Acquisition Rights:

Any holder of the Bonds shall not have the right to request his/her Certificates for Bonds with Stock Acquisition Rights to be converted to bearer Certificates for Bonds with Stock Acquisition Rights.

10. Governing laws:

English law

11. Issue place:

London, the United Kingdom

12. Area and method of offering:

Placement in the overseas market consisting mainly of Europe (excluding the United States of America) through underwriting by purchase of the entire amount by Goldman Sachs International as Manager and Bookrunner. The offer of the underwriting shall be made no later than 8:00 a.m. (Japan time) on the day next following the day on which the terms thereof shall be determined.

The Company shall grant to Goldman Sachs International an option to subscribe for up to an additional ¥10,000,000,000 in the aggregate principal amount of the Bonds exercisable upon notice given to the Company at any time up to and including July 17, 2008.

13. Listing:

The Bonds will be listed on the Singapore Stock Exchange (SGX-ST).

14. Others

No stabilization transaction will be made in respect of the shares of the Company.

- END -

(Translation) RECEIVED FILE NO. 82-4837

2008 AUG 26 A 9:03

July 9, 2008

Dear Sirs:

Name of the Company: Promise Co., Ltd.

Representative: Hiroki Jinnai, President and Representative Director

Person to contact: Yasuhiko Katsumi, General Manager of Corporate Communications Dept.

(Code No. 8574, the first section of the Tokyo Stock Exchange)

Notice of Changes of Terms and Conditions of Issuance of Euro Yen Callable (Net Share Settlement) Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015

Promise Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on July 8, 2008, adopted a resolution to issue Euro Yen Callable (Net Share Settlement) Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015 (the "Bonds with Stock Acquisition Rights") in the aggregate paid-in amount of up to ¥60 billion (including ¥10 billion for a greenshoe option). Notice is hereby given that the Company, at the meeting of its Board of Directors held on July 9, 2008, determined to change the terms and conditions of the issuance thereof and decide the matters remaining undecided, as described below:

I. Change of the summary of Euro Yen Callable (Net Share Settlement) Convertible-Bonds-Type Bonds with Stock Acquisition Rights Due 2015:

The changes are shown by underlines.

3. Quantity of the Certificates for the Bonds with Stock Acquisition Rights:

(Before change)

The quantity of the Certificates for the Bonds with Stock Acquisition Rights shall be 5,000; provided, however, that in the event that any additional Bonds with Stock

Acquisition Rights are issued upon exercise of the Option granted to Goldman Sachs International as set forth in Section 12 below, the quantity of the Certificates for the Bonds with Stock Acquisition Rights shall increase up to 6,000.

(After change)

The quantity of the Certificates for the Bonds with Stock Acquisition Rights shall be 4,200.

5. Matters concerning the Bonds:

(1) Aggregate issue prices (aggregate principal amount) of the Bonds:

(Before change)

Total of ¥50,000,000,000, the aggregate principal amount of the Bonds related with the Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the Option granted to Goldman Sachs International as set forth in Section 12 below and the aggregate principal amount of replacement Certificates for the Bonds with Stock Acquisition Rights that may be issued subject to adequate certification and indemnity.

(After change)

Total of ¥42,000,000,000 and the aggregate principal amount of replacement Certificates for the Bonds with Stock Acquisition Rights that may be issued subject to adequate certification and indemnity.

6. Matters concerning the Stock Acquisition Rights:

(1) Aggregate number of Stock Acquisition Rights to be issued:

(Before change)

Total of 5,000 rights and the number obtained by dividing by ¥10,000,000 the aggregate principal amount of the Bonds related with the Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the Option granted to Goldman Sachs International as set forth in Section 12 below, as well as the number obtained by dividing by ¥10,000,000 the aggregate principal amount of the Bonds related with the substitute Certificates for Bonds with Stock Acquisition Rights that may be issued against appropriate evidence and indemnity for lost, stolen or destroyed Certificates for Bonds with Stock Acquisition Rights.

(After change)

Total of 4,200 rights and the number obtained by dividing by ¥10,000,000 the aggregate principal amount of the Bonds related with the substitute Certificates for Bonds with Stock Acquisition Rights that may be issued against appropriate evidence and indemnity for lost, stolen or destroyed

Certificates for Bonds with Stock Acquisition Rights.

(5) Class of shares to be issued or transferred upon exercise of the Stock Acquisition Rights and the method of calculation of the number thereof:

(Before change)

(C) The initial Conversion Price shall be determined by President and Representative Director of the Company Hiroki Jinnai or Director and Managing Executive Officer Tetsu Suzuki pursuant to the authorization of the Board of Directors of the Company for the issuance of the Bonds on the day on which a meeting of the Board of Directors shall be held therefor or the next following day (both, Japan time), taking into account the status of demands of investors and other market movements figured out by book building of the Bonds in accordance with the market practices in the Euro market; provided, however, that the initial Conversion Price shall not fall below 100% of the closing price of the Shares immediately preceding the conclusion of the Subscription Agreement to be concluded between the Company and the Manager set forth in Section 12 below.

(After change)

(C) The initial Conversion Price shall be ¥2,820.

12. Area and method of offering:

(Before change)

The Company shall grant to Goldman Sachs International an option to subscribe for up to an additional ¥10,000,000,000 in the aggregate principal amount of the Bonds exercisable upon notice given to the Company at any time up to and including July 17, 2008.

(After change)

(To be deleted)

II. Reason for the changes:

In accordance with the resolution adopted at the meeting of the Board of Directors of the Company held on July 8, 2008, Goldman Sachs International, Manager, conducted marketing on the Euro market. Accordingly, the Company has determined to change the aggregate issue prices in consideration of the destabilizing market trend.

- END -

END